[redacted]

cm

08032351

COMMISSION
549

PROCESSED

JUL 17 2008

THOMSON REUTERS

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANT WILLIAMS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LIBERTY PLACE, 1650 MARKET STREET – 53rd FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN T. GRANT 215-564-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRINKER, SIMPSON & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

940 W. SPROUL ROAD, SUITE 101 (Address) SPRINGFIELD (City), PA (State) 19064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAY 14 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN T. GRANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANT WILLIAMS, L.P., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARIAL SEAL
APRIL L FLUEHR
Notary Public
PHILADELPHIA CITY, PHILADELPHIA COUNTY
My Commission Expires Feb 11, 2012

Notary Public

5/13/08
Signature

PRESIDENT
Title

Sworn to and subscribed before me this 13 day of May 2008
Notarizing signature or

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net Capital	
Total Partners' Capital	($292,851)
Add: Subordinated Borrowings Allowable in Computation of Net Capital	1,444,000
Total Capital and Allowable Subordinations	1,151,149
Deduction and/or Charges:	
Non Allowable Assets:	
Petty Cash Fund	100
Receivable From Clearing Agency	3,154
Receivable - Other	14,520
Prepaid Expenses	16,329
Furniture and Equipment	36,146
Leasehold Improvements	1,904
Other Investments	14,605
Exchange	124,294
Deposits	1,664
Total Non Allowable Assets	212,716
Net Capital Before Haircuts On Securities Positions	938,433
Haircuts on Securities [compiled, where applicable pursuant to Rule 15c3-1(f)]	
State and Municipal Government Obligations	233,694
Stocks	2,227
Options	29,891
Money Market	37
Total Haircuts on Securities	265,849
Net Capital	$672,584
Aggregate Indebtedness:	
Items Included in Statement of Financial Condition	
Accounts Payable & Accrued Expenses	$142,083
Note Payable	13,769
Capital Lease Obligation	19,929
Total Aggregate Indebtedness	$175,781

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required	$100,000
Excess Net Capital at 1000%	$655,005
Ratio: Aggregate Indebtedness to Net Capital	26.14%
Excess Net Capital	$572,584

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2007)

Net Capital as Reported in Company 's Form X-17A-5, Part II (unaudited)	$679,180
Less: Adjustments to Record Additional Compensation	(6,546)
Adjustments to Record Additional Tax	(50)
Net Capital Per This Report	$672,584

NOTE: The Company is not subject to Rule 15c3-3(k)(2)(ii) since all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

BRINKER SIMPSON & Co. L.L.P.
Certified Public Accountants ■ Business Consultants

Robert B. Simpson, MS, CPA
Matthew F. Mingey, CPA
Michael W. Simpson, CPA

940 West Sproul Road, Suite 101
Springfield, PA 19064
Phone: 610.544.5900
Fax: 610.544.7455
www.brinkersimpson.com

Independent Auditor's Report On Internal Control

To the General Partner
Grant Williams, L.P.
Philadelphia, PA 19103

In planning and performing our audit of the financial statements and supplemental schedules of Grant Williams, L.P. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brinker. Simpson + Company L.L.P.

Brinker, Simpson, & Company, L.L.P.
Certified Public Accountants
Springfield, Pennsylvania
February 16, 2008

GW

GRANT WILLIAMS LP

RECEIVED
MAY 16 2008
... AND EXCHANGE COMMISSION
... OF REGISTRATIONS AND EXAMINATIONS

May 6, 2008

Financial Industry Regulatory Authority
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2932

RE: Grant Williams, L.P.
SEC File # 8-51249

Dear Sir or Madam:

We, the above captioned entity, are in receipt of your letter dated April 29, 2008 (copy enclosed). We have reviewed your comments regarding the annual filing of audited financial statements for the year ended December 31, 2007. In response, we offer the following:

1) <u>Reconciliation of Audited Computation of Net Capital to Broker/Dealer's Corresponding Unaudited Part IIA</u>
   We acknowledge that the reconciliation included in the audit report is between the audited financials and the *amended* FOCUS filing. We have prepared and enclosed a revised Computation of Net Capital, which includes a reconciliation between the audited financials and the *original* FOCUS filing.

2) <u>Supplemental Report Describing any Material Inadequacies</u>
   We hereby submit the Independent Auditor's Report on Internal Control for the year ended December 31, 2007.

Please contact us if any further information is required.

Sincerely,

Steven T. Grant
President

SEC
Mail Processing
Section

MAY 14 2008

Washington, DC
100

STG/amp
cc: Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106-3322
cc: Securities and Exchange Commission Headquarters
100 F Street, NE
Washington, DC 20549
File: <B5160>

ONE LIBERTY PLACE · 1650 MARKET ST · 53RD FLOOR · PHILADELPHIA, PA 19103 · Phone:215.564.2802 · Fax:215.564.2805

FINRA
Financial Industry Regulatory Authority

April 29, 2008

BY CERTIFIED MAIL 7160 3901 9845 2584 1656

Mr. Steven T. Grant
Grant Williams L.P.
1650 Market Street, 53rd Floor
Philadelphia, PA 19103

Dear Mr. Grant:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part IIA, if material differences existed. The reconciliation included in the audit report is between the audited financials and the amended FOCUS filing. It should be between the audited financials and the original FOCUS filing.
2. A supplemental report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. The supplemental report shall indicate any corrective action taken or proposed by the broker/dealer. If the audit did not disclose any material inadequacies, the supplemental report shall so state.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 13, 2008. Questions may be addressed to John P. Lipenta, Regulatory Coordinator, at (215) 963-2604.

Sincerely,

Steve C. Kach
Examination Manager
SCK/cm

1835 Market Street
Suite 1900
Philadelphia, PA
19103-2932

t 215 665 1180
f 215 496 0434
www.finra.org

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Eleanor Sabalbaro
FINRA
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106-3322

Brinker Simpson & Company, L.L.P.
Certified Public Accountants
940 W. Sproul Road, Suite 101
Springfield, PA 19064

END